April 13, 2012

VIA EDGAR AND COURIER

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	D.E MASTER BLENDERS 1753 B.V. (f/k/a DE International Holdings B.V.)
Registration Statement on Form F-1
Filed March 1, 2012
Amendment No. 1 to Registration Statement on Form F-1
Filed March 14, 2012
File No. 333-179839

Dear Mr. Schwall:

On behalf of D.E MASTER BLENDERS 1753 B.V., formerly known as DE International Holdings B.V. (“D.E MASTER BLENDERS”), we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “SEC”), Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-179839) (the “Registration Statement”), including exhibits, for filing under the Securities Act of 1933, as amended (the “Securities Act”), which we have marked to show changes from D.E MASTER BLENDERS’ Amendment No. 1 to the Registration Statement, as filed on March 14, 2012.

The changes reflected in Amendment No. 2 to the Registration Statement include those made in response to the comments of the Staff of the SEC set forth in the Staff’s comment letter dated March 31, 2012, as well as other updates.

Set forth below are D.E MASTER BLENDERS’ responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments

Mr. H. Roger Schwall

April 13, 2012

followed by our responses. For the convenience of the Staff, we have also sent to you paper copies of this letter and copies of Amendment No. 2. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement, as amended. Page references are generally not given when the changes appear throughout the prospectus. References throughout this letter to “we,” “us,” “our” and “the Company” are to D.E MASTER BLENDERS.

Amendment No. 1 to Registration Statement on Form F-1

Prospectus Cover Page

1.	Your cover page lists the steps that you will be taken as part of the spin-off. Begin the opening paragraph with a statement briefly informing investors that, as a result of the events listed, they will receive shares in a Dutch holding company that will consist of Sara Lee’s international coffee and tea operations.

We have revised the disclosure as requested. Please see the cover page.

Refinancing Transactions, page 11

2.	Provide a cross-reference to a more detailed discussion of these transactions.

We have revised the disclosure as requested. Please see pages 12, 40 and 45.

Risk Factors, page 16

We depend on sales from the Netherlands for a substantial portion of our sales, page 19

3.	We note the statement in the last sentence regarding declining sales in the Netherlands. Provide a cross-reference to more detailed discussion of this trend.

We have revised the disclosure to provide additional detail regarding declining sales in the Netherlands. Please see pages 21-22.

Changes in regulations or failure to comply with existing regulations, page 23

4.	We note your reference to regulations that may not be discussed elsewhere in your prospectus. Please revise your prospectus to include the disclosure required by Item 4.B.8 of Form 20-F.

We have revised the disclosure as requested. Please see page 117.

As a foreign private issuer, we are not required to, page 35

5.	We note from your disclosure under “We may be unable to make, on a timely or cost effective basis,” on page 26, that many of the requirements you will not have to comply

Mr. H. Roger Schwall

April 13, 2012

with under U.S. federal securities laws, you may have to comply with under Dutch law. Therefore, please consider moving the factual substance of this risk to your discussion under “Where You Can Find More Information” and revising your risk on page 26 to make clear how you may be uniquely at risk as a foreign private issuer incorporated under Dutch law.

We have revised the disclosure as requested. Please see pages 37 and 172.

The Separation, page 38

6.	We note that the Separation is comprised of a number of transactions:

•	The issuance of the Sara Lee Notes;

•	The bridge financing;

•	The Debt Exchange; and

•	The special cash dividend.

Expand your discussion to explain why you decided to take these actions as part of the Separation.

We have revised the disclosure as requested. Please see page 40.

Reasons for the Separation, page 38

7.	We note your statement that “Sara Lee has informed us that it reviewed various strategic alternatives” to the separation transaction. Please briefly discuss the strategic alternatives that were reviewed.

We have revised the disclosure as requested. Please see page 40.

Liabilities Unrelated to the Coffee and Tea Business, page 42

8.	We note your statements here and elsewhere in the filing that you will assume liabilities relating to certain divestitures of former Sara Lee businesses (household and body care business and international bakery business) that are unrelated to the coffee and tea business. You also state that you are responsible for and have managed certain liabilities associated with a branded apparel business that was disposed of prior to fiscal 2009. Please explain the reasons why you are responsible for, and will be assuming, these liabilities even though they are unrelated to the coffee and tea business. Additionally, clarify for us your rationale for including in your combined income statements the costs related to legal liabilities associated with Sara Lee’s disposed branded apparel business while excluding the costs related to inherited liabilities associated with Sara Lee’s disposed household, body care and international bakery businesses.

Mr. H. Roger Schwall

April 13, 2012

In response to your comment requesting an additional explanation regarding the treatment of the liabilities associated with businesses that are unrelated to our group, we provide you a more detailed explanation as follows:

Inherited Liabilities

Sara Lee currently has two primary ongoing businesses, including the international coffee and tea operations that will be spun off as part of the separation and a domestic meats business. In connection with the separation, the Sara Lee board of directors determined that it was necessary to divide the liabilities that Sara Lee holds, but which are unrelated to either of the ongoing businesses, between the international coffee and tea operations and the domestic meats business as the remaining Sara Lee entity. The board did not believe it was appropriate for the remaining domestic meats business to be liable in the future for all such liabilities.

As a result of this process, and as included in our separation agreement, we will legally assume responsibility for certain liabilities that are unrelated to our business, including certain legal claims, tax reserves and indemnifications and pension obligations. We refer to these liabilities as the Inherited Liabilities throughout the prospectus.

We have included these liabilities in our historical combined balance sheets as they will be our legal responsibility after separation. We believe based on the significance of these liabilities that the inclusion of such amounts on our combined balance sheets, and in the associated disclosures, enhances an investor’s ability to analyze our financial position over time and appropriately presents our liability position. We have not reflected the changes in the Inherited Liabilities in our historical combined income statements as we were not legally responsible for and did not manage these liabilities prior to the separation. As a consequence of not legally owning or managing these liabilities, the movements in the liabilities have been reflected as a distribution/contribution to Sara Lee within parent’s net investment.

Branded Apparel

Sara Lee previously held several European branded apparel businesses, which were sold during fiscal year 2006. In connection with the disposal of these businesses, Sara Lee retained certain liabilities related to these sold operations. Subsequent to the sale of the branded apparel operations, an agreement was reached whereby entities within the Group became the legal owner of certain retained branded apparel liabilities and managed them during the periods presented in the combined financial statements. In addition, these same entities within the Group have been responsible for financing all payments associated with these liabilities during the historical periods presented.

As a consequence, we have reflected the impact of these liabilities in our combined financial statements for all periods presented. We refer to these liabilities, which are unrelated to our ongoing business, as the Branded Apparel liabilities and the expense associated with these liabilities as Branded Apparel costs.

The treatment of the Inherited Liabilities and Branded Apparel liabilities differ due to the differences discussed above in the legal and management responsibilities for these liabilities during the historical periods.

Please see page 45-46 for our revised disclosure.

9.	In the presentation materials filed as a Free Writing Prospectus (FWP) on March 15, 2012, under the title “Finance: Fit for Change,” we note the following statements with regard to certain annualized costs:

•	On page 14, a statement that “stranded costs” are “[a]nnualized €30 mln.”

•	On page 15, a statement that “[t]otal non allocated corporate overhead costs for DE Master Blenders expected to be € 43 mln annualized after spin.”

Please advise us as to what consideration you have given to quantifying the anticipated amounts of these costs in your filing, and for what periods the registrant is anticipated to have such costs in these annualized amounts.

We have revised the disclosure as requested. Please see pages 75 and 77.

Conditions to the Separation, page 43

10.	Identify the independent financial advisory firms referenced in the seventh bullet and file those opinions as exhibits to the registration statement as well as the consents of those firms. We note that these opinions are a condition to the Separation.

The board of directors of Sara Lee Corporation (“Sara Lee”), in the exercise of its duties to its shareholders in connection with its decision whether to proceed with the separation, expects to receive opinions of independent financial advisory firms confirming the solvency and financial viability of D.E MASTER BLENDERS and Sara Lee. As this is a decision of the board of directors of Sara Lee and there is no requirement for, and there will not be, any vote of the Sara Lee shareholders in connection with the separation, we respectfully submit that the identity and opinions of the independent financial advisory firms that advise Sara Lee’s board of directors are not material to the shareholders of D.E MASTER BLENDERS.

Material U.S. Federal Income Tax Consequences of the Separation, page 46

11.	A signed tax opinion that complies with the applicable requirements must be on file prior to requesting acceleration of effectiveness. Please refer to Staff Legal Bulletin No. 19, October 14, 2011 (Legality and Tax Opinions in Registered Offerings), and particularly Section III (Tax Opinions). Ensure that you allow sufficient time for staff review of the tax opinion.

Mr. H. Roger Schwall

April 13, 2012

We note the Staff’s request and are filing with Amendment No. 2 as Exhibit 8.1 to the Registration Statement the form of tax opinion we expect to deliver in connection with this transaction.

Operating and Financial Overview, page 59

12.	Please include pro forma presentation consistent with Rule 11 of Regulation S-X for the various transactions described in your filing, including but not necessarily limited to the following:

•	the declaration of the special cash dividend of $3 per share to each holder of record of CoffeeCo common stock immediately following the distribution, as described on page 7;

•	the debt exchange as described on page 42 and clarify the extent to which CoffeeCo will receive back from Sara Lee or have use of the $2.1 billion proceeds from the debt securities;

•	the settlement of loans receivable from Sara Lee, as described on page 61.

If significantly different results could occur from a transaction, the pro forma statements should reflect each such result, as indicated by Rule 11-02(b) of Regulation S-X. For example, consider providing the pro forma results of the settlement of the loans receivable due from Sara Lee as well as the pro forma results from the forgiveness of such loans.

We note the Staff’s request and we have included the requested disclosure in Amendment No. 2 to the Registration Statement. Please see pages 62-66.

13.	We note your disclosure on page 42 indicating that CoffeeCo intends to obtain $1.8 billion of bridge financing, but that CoffeeCo expects to repay the bridge financing shortly after the distribution of the CoffeeCo special dividend. Please expand your disclosure to clarify the cash sources you intend to use to repay this bridge financing, given your reporting of only €1.3 billion cash on hand at July 2, 2011 fiscal year end.

We have revised the disclosure as requested. Please see page 45.

Industry Overview, page 83

14.	Please provide us with supplemental, highlighted copies of the third party sources or reports to which you refer in making quantitative statements. Advise us whether this information is publicly available and whether a fee must be paid to obtain the information.

Mr. H. Roger Schwall

April 13, 2012

We are supplementally providing the Staff with highlighted copies of the requested third party sources or reports. We supplementally advise the Staff that the J.P. Morgan Cazenove report is available to clients of J.P. Morgan and that the other third party sources or reports are publicly available, with a fee required to be paid to obtain certain of these reports.

Business, page 85

Material Agreements, page 96

15.	You indicate that your “contract with Philips, described above under Business – Intellectual Property,” is one of your “material contracts.” However, that contract does not appear in your Exhibit Index. Please add it to the Exhibit Index and file it, along with the other exhibits that have not yet been filed.

We note the Staff’s request and have filed a redacted copy of the Company’s partnership agreement with Philips as Exhibit 10.4 to the Registration Statement and a copy of the Company’s trademark transfer agreement with Philips as Exhibit 10.5 to the Registration Statement. We are also filing with Amendment No. 2 to the Registration Statement a portion of the other exhibits that have not yet been filed and will file the remaining exhibits when they become available.

Material Dutch Tax Consequences of Owning or Disposing, page 142

16.	We note your reference to shareholders that are entitled to the benefits of the 1992 Double Taxation Treaty between the U.S. and the Netherlands. Please revise your disclosure here or in your discussion of U.S. tax consequences to make clear how investors are generally entitled to rely on this treaty.

We have revised the disclosure as requested. Please see page 166.

Enforceability of Civil Liabilities, page 148

17.	Please revise your disclosure as follows:

•	Discuss the effects of any material arbitration clauses; and

•	Replace the vague term “doubtful” with substantive disclosure that makes clear whether U.S. investors may originate actions in a Dutch court.

We have revised the disclosure to remove the reference to arbitration awards as we do not believe that the potential civil liabilities addressed in this paragraph would ordinarily be subject to arbitration. Further, we have revised the disclosure to reflect that we believe that U.S. investors may originate actions in a Dutch court, but that investors should not assume that a Dutch court would enforce liabilities predicated solely upon U.S. securities laws. Please see page 171.

Mr. H. Roger Schwall

April 13, 2012

Please contact me at (213) 687-5234 should you require further information.

Very truly yours,

/s/ Gregg A. Noel

Gregg A. Noel

cc:	Securities and Exchange Commission
Norman von Holtzendorff

D.E MASTER BLENDERS 1753 B.V.

Onno van Klinken

Skadden, Arps, Slate, Meagher & Flom LLP

Rodd M. Schreiber